Enel SpA

as Guarantor

in favour of

MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A.

__________________________________________

Guarantee of

Liabilities arising from the Transaction

____________________________________________

THIS GUARANTEE is made the 1st day of March, 2007 between Enel SpA (the “Guarantor”) and Mediobanca – Banca di Credito Finanziario S.p.A. (“MEDIOBANCA”)

WHEREAS

(A)

On 1 March 2007 a total return equity swap has been entered into between Mediobanca and Enel Energy Europe Srl (the “Counterparty”) on 48,488,949 common stock shares of Endesa S.A. (the “Transaction” ) evidenced by an ISDA Confirmation.

(B)

the Guarantor has agreed pursuant to the terms and conditions of this agreement (the “Guarantee”) to guarantee all present and future obligations of the Counterparty to MEDIOBANCA under the Transaction..

1.	Interpretation

All terms used and not otherwise defined in this Guarantee shall have the meanings given to those terms in the Transaction

2.	Guarantee

2.1 For good and sufficient consideration the Guarantor irrevocably and unconditionally guarantees to MEDIOBANCA the due and punctual observance and performance by the Counterparty of all its obligations under the Transaction and agrees to pay to MEDIOBANCA from time to time on demand any and every sum or sums of money from time to time due and payable (but unpaid) by the Counterparty under or pursuant to the Transaction or on account of any breach thereof and agrees as a primary obligation to indemnify MEDIOBANCA from time to time on demand from and against any loss incurred by MEDIOBANCA as a result of any of the obligations of the Counterparty under the Transaction being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever, whether or not known to MEDIOBANCA, the amount of such loss being the amount which MEDIOBANCA would otherwise have been entitled to recover from the Counterparty.

2.2 Payment to MEDIOBANCA shall be made in the currency in which such amounts are payable by the Counterparty and in immediately available freely transferable, cleared funds to such account with such bank as MEDIOBANCA may specify, together with interest on such amounts at the rate per annum that would be payable by the Counterparty under Section 2(e) of the 1992 ISDA Master Agreement in respect of such amount from the date when the amounts became due from the Guarantor until payment in full of such amounts.

2.3 All moneys received, recovered or realised by MEDIOBANCA by virtue of Clause 2 may, in MEDIOBANCA’s discretion, be credited to a suspense or impersonal account and may be held in such account for so long as MEDIOBANCA thinks fit pending the application from time to time (as MEDIOBANCA may think fit) of such moneys in or towards the payment and discharge of any amounts owing by the Guarantor to MEDIOBANCA under this Guarantee.

3.	Preservation of Rights

3.1 The obligations of the Guarantor herein contained shall be in addition to and independent of every other security which MEDIOBANCA may at any time hold in respect of any of the Counterparty’s obligations under the Transaction.

3.2 Neither the obligations of the Guarantor herein contained nor the rights, powers and remedies conferred in respect of the Guarantor upon MEDIOBANCA by the Transaction or by law shall be discharged, impaired or otherwise affected by:

(i)	the winding-up, dissolution, administration or reorganisation of the Counterparty or any change in its status, function, control or ownership;

(ii)

any of the obligations of the Counterparty under the Transaction or under any other security relating to the Transaction being or becoming illegal, invalid, unenforceable or ineffective in any respect;

(iii)	time or other indulgence being granted or agreed to be granted to the Counterparty in respect of its obligations under the Transaction or under any such other security;

(iv)	any amendment to, or any variation, waiver or release of any obligation of the Counterparty under the Transaction or under any such other security;

(v)	any failure to take, or fully to take, any security contemplated by the Master Agreement or otherwise agreed to be taken in respect of the Counterparty’s obligations under the Transaction;

(vi)

any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any such security taken in respect of the Counterparty’s obligations under the Transaction; or

(vii)

any other act, event or omission which, but for this Clause 3.2, might operate to discharge, impair or otherwise affect any of the obligations of the Guarantor herein contained or any of the rights, powers or remedies conferred upon MEDIOBANCA by the Transaction or by law.

3.3 Any settlement or discharge between the Guarantor and MEDIOBANCA shall be conditional upon no security or payment to MEDIOBANCA by the Counterparty or the Guarantor being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency, liquidation or similar laws of general application for the time being in force and, if any such security or payment is so avoided or reduced, MEDIOBANCA shall be entitled to recover the value or amount of such security or payment from the Guarantor subsequently as if such discharge had not occurred.

3.4 MEDIOBANCA shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of the Guarantor hereby or by law:

(i)	to make any demand of the Counterparty;

(ii)	to take any action or obtain judgment in any court against the Counterparty;

(iii)	to make or file any claim or proof in a winding-up or dissolution of the Counterparty; or

(iv)	to enforce or seek to enforce any security taken in respect of any of the obligations of the Counterparty under the Transaction.

3.5 The Guarantor agrees that, so long as any amounts are or may be owed by the Counterparty under the Transaction and the Transaction has not been terminated, any rights which the Guarantor may at any time have by reason of performance by it of its obligations hereunder:

(i)

to be indemnified by the Counterparty or to exercise any right of set-off against the Counterparty, or to exercise any other right of contribution or exercise any right of security or any other legal remedies; and/or

(ii)	to claim any contribution from or exercise any right of set-off against any other guarantor of the Counterparty’s obligations under the Transaction; and/or

(iii)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of MEDIOBANCA under the Transaction or of any other security taken pursuant to, or in connection with, the Transaction by MEDIOBANCA shall be exercised by the Guarantor in such manner and upon such terms as MEDIOBANCA may require and the Guarantor further agrees to hold any moneys at any time received by it as a result of the exercise of any such rights for and on behalf of, and to the order of, MEDIOBANCA for application in or towards payment of any sums at any time owed by the Counterparty under the Transaction.

4.	Representations and Warranties

4.1 The Guarantor represents that:

(i)

it is duly incorporated in Italy and has power to enter into and perform this Guarantee and has taken all necessary corporate action to authorise the execution, delivery and performance of this Guarantee;

(ii)

the execution, delivery and performance of this Guarantee will not contravene any law or regulation to which the Guarantor is subject or any provision of the Guarantor’s memorandum and articles of association and all governmental or other consents requisite for such execution, delivery and performance are in full force and effect;

(iii)

no obligation of the Guarantor is secured by, and the execution, delivery and performance of this Guarantee will not result in the existence of or oblige the Guarantor to create, any mortgage, charge, pledge, lien or other encumbrance over any present or future revenues or assets of the Guarantor;

(iv)

the execution, delivery and performance of this Guarantee will not cause the Guarantor to be in breach of or default under any agreement binding on it or any of its assets and no material litigation or administrative proceeding before, by or of any court or governmental authority is pending or (so far as the Guarantor knows) threatened against it or any of its assets.

(v)	this Guarantee constitutes the legal, valid and binding obligations of the Guarantor enforceable against the Guarantor in accordance with its terms.

4.2 The above representations and warranties shall remain true and correct at all times until such time as there are no amounts owed or which may be owed by the Counterparty under the Transaction and the Transaction has been determined.

5.	Currency of Account

Moneys received or recovered by MEDIOBANCA from the Guarantor in a currency other than that in which the said sums are due and payable under or pursuant to the Transaction shall be converted into the latter currency at the rate at which MEDIOBANCA would have sold the latter currency for the former at the opening of business on the latest day before MEDIOBANCA’s receipt or recovery on which MEDIOBANCA quoted generally a rate of exchange for such a sale. The Guarantor shall indemnify MEDIOBANCA against losses (including losses flowing from fluctuations in rates of exchange) arising as a result of payment in a currency other than that in which the said sums are due and payable whether under the Transaction or this Guarantee or as a result of any order, proof or claim being expressed or payable in a different currency.

6.	Continuing Security

The obligations of the Guarantor herein contained shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever, and in particular but without limitation, shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of the Counterparty under the Transaction and shall continue in full force and effect until final payment in full of all amounts owing by the Counterparty thereunder and total satisfaction of all the Counterparty’s actual and contingent obligations thereunder.

7.	Set-Off

The Guarantor authorises MEDIOBANCA to apply any credit owing by MEDIOBANCA to the Guarantor in satisfaction of any sum due and payable from the Guarantor to MEDIOBANCA hereunder but unpaid; for this purpose, MEDIOBANCA is authorised to purchase with the moneys so owing by MEDIOBANCA such other currencies as maybe necessary to effect such application. MEDIOBANCA shall not be obliged to exercise any right given to it by this Clause 7.

8.	Expenses

The Guarantor agrees to pay on demand all out-of-pocket expenses (including the reasonable fees and expenses of MEDIOBANCA’s counsel) in any way relating to the enforcement or protection of the rights of MEDIOBANCA hereunder.

9.	Taxes

All payments by the Guarantor hereunder will be made without withholding or deduction for or on account of any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of any Relevant Jurisdiction and or any government agency, authority or political subdivision therein or thereof having power to tax, unless the withholding or deduction of such taxes or duties is required by law or by the interpretation, application or administration thereof. In any such event, however, the Guarantor shall pay such additional amounts as may be necessary in order that the net amount received by MEDIOBANCA after such withholding or deduction shall equal the full amounts of monies which would have been received by MEDIOBANCA in the absence of such withholding or deduction. The Guarantor will pay all stamp duties and other documentary taxes payable in connection with this Guarantee and will keep MEDIOBANCA indemnified against failure to pay the same.

10.	Waiver of Notice

The Guarantor waives notice of the acceptance of this Guarantee and of the making of any loans or extensions of credit to the Counterparty, presentment to or demand of payment from anyone whomsoever liable upon any amounts outstanding under the Transaction, presentment, demand, notice of dishonour, protest, notice of any sale of security and all other notices whatsoever, including, without limitation notice that MEDIOBANCA and the Counterparty have entered into any Transaction.

11.	Benefit and Assignment

This Guarantee shall enure to the benefit of MEDIOBANCA, its successors and assigns. The Guarantor may not assign its rights, interest or obligations hereunder to any other person without the prior written consent of MEDIOBANCA.

12.	Certificate

A certificate of MEDIOBANCA as to any amount owing from the Counterparty under the Transaction shall be conclusive evidence of such amount as against the Guarantor in the absence of manifest error.

13.	Waiver of Immunities

The Guarantor irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit; (ii) jurisdiction of any court; (iii) relief by way of injunction, order for specific performance or for recovery of property; (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings relating to this Guarantee and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any such proceedings.

14.	Governing Law and Jurisdiction

This Guarantee is governed by, and shall be construed in accordance with, the laws of England. The Guarantor hereby irrevocably agrees for the benefit of MEDIOBANCA that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Guarantee and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising out of or in connection with this Guarantee may be brought in such courts. Nothing contained in this clause shall limit any right to take Proceedings against the Guarantor in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

15.	Notices

All notices or other communications to any party hereunder shall be duly made when delivered if on a working day or, if not, on the next working day (if by letter) or when received (if by fax) to the party to which the same is being given at, in respect of each party, the following addresses:

To the Guarantor:

Enel SpA Address: Fax No: Attention:

To MEDIOBANCA:

Piazzetta E. Cuccia n.1 20121 Milan (Iitaly) Fax No: + 39 028829589 Attention: Mr Francesco Carloni
or such other address as either party may hereafter specify to the other in writing.

16.	Severability

If any provision of this Guarantee is prohibited or unenforceable in any jurisdiction, such prohibition or unenforceability shall not invalidate the remaining provisions hereof or affect the validity or enforceability of such provisions in any other jurisdiction.

17.	Counterparts

This Guarantee may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF this Guarantee has been duly executed the day and year first above written.

Enel SpA, which is executing this Guarantee as a deed

By:	By:

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